# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Great Elm Group, Inc., CIK 0001831096
CUSIP: 39036P209
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3801 PGA Boulevard, Suite 603, Palm Beach Gardens, Florida (FL), 33410
Date of event which requires filing of this statement: 09/08/2026
Filed by CIK 0001308057
Persons authorized to receive notices and communications: Todd Wiench, Imperial Capital Asset Management, LLC, 3801 PGA Boulevard, Suite 603, Palm Beach Gardens, Florida (FL), 33410, (310) 246-3700

## Reporting persons
- Imperial Capital Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 5,918,746; shared voting power 0; sole dispositive power 5,918,746; shared dispositive power 0; aggregate amount beneficially owned 5,918,746 (19% of the class)
- Long Ball Partners, LLC (CIK 0001308057): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 5,009,662; shared voting power 0; sole dispositive power 5,009,662; shared dispositive power 0; aggregate amount beneficially owned 5,009,662 (16.1% of the class)
- Imperial Capital Group Holdings II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 460,900; shared voting power 0; sole dispositive power 460,900; shared dispositive power 0; aggregate amount beneficially owned 460,900 (1.5% of the class)
- Jason Reese: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 7,252,754; shared voting power 0; sole dispositive power 7,252,754; shared dispositive power 0; aggregate amount beneficially owned 7,252,754 (23.3% of the class)
  Comment: (1) Item 7 of Jason Reese's facing page includes 873,108 shares of restricted and unrestricted Common Stock with respect to which Jason Reese has waived his voting rights pursuant to a voting waiver agreement dated as of October 29, 2024 (as described in Item 4 of Amendment No. 12 to this Schedule 13D), which voting rights may be acquired for beneficial ownership purposes within 60 days of the date of this Amendment.
  
  (2) Items 7, 9 and 11 of Jason Reese's facing page include 118,476 shares of Common Stock that Mr. Reese has the right to acquire upon the vesting of restricted stock within 60 days of the date of this Amendment.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Great Elm Group, Inc.
Address of issuer's principal executive offices: 3801 PGA Boulevard, Suite 603, Palm Beach Gardens, Florida (FL), 33410
Comment:
Explanatory Note: This Amendment No. 15 (this "Amendment") to the Schedule 13D (the "Initial 13D") relating to the common stock, par value $0.001 per share (the "Common Stock"), of Great Elm Group, Inc. (the "Issuer") filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on May 6, 2019, as amended by:

* Amendment No. 1 to the Initial 13D filed on March 3, 2020;

* Amendment No. 2 to the Initial 13D filed on May 21, 2021;

* Amendment No. 3 to the Initial 13D filed on May 11, 2022;

* Amendment No. 4 to the Initial 13D filed on June 13, 2022;

* Amendment No. 5 to the Initial 13D filed on September 30, 2022;

* Amendment No. 6 to the Initial 13D filed on December 27, 2022;

* Amendment No. 7 to the Initial 13D filed on January 5, 2023;

* Amendment No. 8 to the Initial 13D filed on January 10, 2023;

* Amendment No. 9 to the Initial 13D filed on May 15, 2023;

* Amendment No. 10 to the Initial 13D filed on June 7, 2023;

* Amendment No. 11 to the Initial 13D filed on June 20, 2023;

* Amendment No. 12 to the Initial 13D filed on October 29, 2024;

* Amendment No. 13 to the Initial 13D filed on December 3, 2024; and

* Amendment No. 14 to the Initial 13D filed on September 9, 2025 (as so amended, the "Schedule 13D"), amends and supplements certain of the items set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment is being filed jointly and on behalf of the following persons:

The term "Reporting Persons" collectively refers to:

* Imperial Capital Asset Management, LLC ("ICAM"), a Delaware limited liability company (formerly known as ICAM Holdings, LLC);

* Long Ball Partners LLC ("Long Ball"), a Delaware limited liability company;

* Imperial Capital Group Holdings II, LLC ("ICGH2"), a Delaware limited liability company; and

* Jason Reese, a citizen of the United States of America, the Chief Executive Officer of the Issuer and the Chairman of the board of directors of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented as follows:

As of the date of this Amendment, Long Ball is the holder of an aggregate principal amount of $8,755,560.00 of the Issuer's 5.0% Convertible Senior PIK Notes Due 2030 (the "PIK Notes"). The PIK Notes are convertible into Common Stock. On September 8, 2026, Long Ball entered into a letter agreement (the "Forbearance Agreement") with the Issuer, pursuant to which Long Ball irrevocably agreed to forbear from exercising its right to convert the PIK Notes (and any additional PIK Notes issued pursuant to the PIK Notes) into Common Stock until November 10, 2027 (the "Forbearance End Date"). The Forbearance End Date may be extended by Long Ball with the prior written consent of the Issuer. As of the date of this Amendment, if the Forbearance Agreement were not in place, the PIK Notes would be convertible into 2,521,617 shares of Common Stock. As a result of the Forbearance Agreement, the Common Stock issuable upon conversion of the PIK Notes will not be deemed to be beneficially owned by ICAM, Long Ball, ICGH2 or Jason Reese.

The Forbearance Agreement may only be amended or terminated by a written amendment, fully executed and delivered by Long Ball with no less than 61 days' prior written notice to the Issuer.

The Forbearance Agreement supplements the prior forbearance agreements Long Ball entered into with the Issuer dated June 16, 2023, October 25, 2024 and September 8, 2025.

The foregoing description of the Forbearance Agreement is qualified in its entirety by reference to the Forbearance Agreement, which is filed as Exhibit 99.12 to this Amendment and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended as follows:

(a) & (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are based on 31,094,890 shares of Common Stock outstanding as of August 20, 2026 as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on August 26, 2026.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is supplemented as follows:

The Information in Item 4 of this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is supplemented as follows:

Exhibit No. Description

99.12 Letter Agreement, dated September 8, 2026, by and between Long Ball Partners, LLC and Great Elm Group, Inc.

## Signatures
- Imperial Capital Asset Management, LLC: By: /s/ Jason Reese, Jason Reese, Chairman & CEO (09/10/2026)
- Long Ball Partners, LLC: By: Imperial Capital Asset Management, LLC its Managing Member, By: /s/ Jason Reese, Jason Reese, Chairman & CEO (09/10/2026)
- Imperial Capital Group Holdings II, LLC: By: /s/ Jason Reese, Jason Reese, its Authorized Signatory (09/10/2026)
- Jason Reese: /s/ Jason Reese, Jason Reese (09/10/2026)